SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 100173954
(212) 4552000
FACSIMILE (212) 4552502
DIRECT DIAL NUMBER
(212) 4553066
EMAIL
ADDRESS
jmercado@stblaw.com

  May 2, 2017

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and Commodities
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, CD 20549

RE: Cresud Inc.

Form 20-F for the fiscal year ended June 30, 2016

Filed November 1, 2016

File No. 001-29190

Dear Ms. Jennifer Monick:

On behalf of our client Cresud Inc. (the “Company”), we are writing to respond to comments raised in the Staff’s comment letter dated April 5, 2017 (the “Comment Letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company originally filed on November 1, 2016, pursuant to the Securities Exchange Act of 1934, as amended.

We are providing the following responses to the comments contained in the Comment Letter. For convenient reference, we have reproduced below in bold the text of the comments from the Staff set forth in the Comment Letter. The responses and information set forth below are based upon information provided to us by the Company.

Form 20-F for fiscal year ended June 30, 2016

Note 2.3 Scope of Consolidation

(a)
Subsidiaries, page F-21

1.
We have reviewed your response to comment 3 and disclosures in your filing that you consolidate Brasilagro due to de facto control. Please tell us how you have obtained de facto control and provide additional disclosure explaining how you have obtained de facto control in future filings. Further, we note your response identifies only two entities in which you hold less than 50% of the voting shares. Based on your table beginning on page F-22, it appears there are several additional entities in which you own less than 50%. Please clarify for us how you determined you complied with the disclosure guidance in paragraph 9 of IFRS 12 for these additional entities.

In response to the Staff’s comment, the Company advises the Staff that the Company determined that it had de facto control of Brasilagro as of June 30, 2016 based on the guidance set forth in paragraph B42 of Appendix B of IFRS 10. As of June 30, 2016, the Company held 47.73% of the voting shares of Brasilagro taking into account the potential voting rights that would accrue upon exercise of warrants the Company owns. The Company considered all relevant facts and circumstances including:

●
The Company’s ownership of Brasilagro’s equity as described above which is very significant relative to the voting shares owned by unaffiliated holders. The remaining voting rights are widely dispersed among several shareholders each of which individually owns less than 5% of Brasilagro’s voting shares, except for Cape Town and Autonomy Capital (Jersey) L.P. As of June 30, 2016, Cape Town and Autonomy Capital (Jersey) L.P. owned 9.88% and 10.12%, respectively, of Brasilagro’s voting shares.
●
There are no contractual or other arrangements among the unaffiliated shareholders of Brasilagro, including Cape Town and Autonomy Capital (Jersey) L.P., and those shareholders have not executed any agreement to vote the remaining 52.27% of Brasilagro’s shares as a group.
●
Participation at general meetings of Brasilagro’s shareholders over the past several years has averaged approximately 30% of the Brasilagro’s total voting rights, with the result being that the Company essentially exercises control over the designation of the members of Brasilagro’s board of directors who are voted on at these annual shareholder meetings. The board of directors is responsible for establishing the long-term strategies and determining the general business policies.
●
The Company has nominated the majority of the members of Brasilagro’s board of directors due to its relative size and presence at the general meetings, having 5 out of 9 members of the board.
●
The Company over the past years has exercised effective control over the majority of votes cast at general meetings of shareholders, including through its ability to nominate and appoint the majority of the board of Brasilagro.
●
Nearly all decisions approved or ratified by the board of directors’ meetings are approved by majority of vote members present at such meetings. Certain other decisions, mainly protective in nature, such as repurchase and/or redemption of shares, issuance of warrants and/or other instruments convertible into shares, modifications to the corporate purpose, merger and spin-offs, and liquidation or dissolution of the company, are approved by a majority of two thirds of the board members present at such mettings.

Based on the above, the Company will provide in future filings the following additional disclosure in the notes to the financial statements to the following effect.

(1) The Group exercises “de facto control” over Brasilagro due to (i) the size and concentration of its voting rights and voting rights underlying its warrants and the lack of any other shareholder having significant owership in those voting shares, (ii) the lack of contractual or other arrangements among the other vote shareholders to vote together as a group, (iii) the attendance record at general meetings of shareholders and voting patterns of the other holders of voting shares, and (iv) the effective control the Group has to direct the relevant activities of Brasilagro through its representation on the board of directors.  See Note 7 for further information regarding to Brasilagro.

Furthermore, the Company confirms that the only subsidiaries where the Company has less than 50% of the voting shares are: Brasilagro and Cellcom Israel Ltd. (“Cellcom”).

The Company also wishes to clarify the Staff that even if in the table of page F-22 to F-24 there are shown many subsidiaries with less than 50% of the voting right indirectly (Llao Llao Resorts S.A.;Nuevas Fronteras S.A.; Emprendimiento Recoleta S.A.; Real Estate Strategies L.P.; IDB Development Ltd; Netvision Ltd; MATAM Haifa Science Industries Centre), the subsidiaries that consolidate these companies have more than 50% of the Voting right directly.

For example: the Table shows Discount investment Corporation’s economic participation in Netvision held indirectly through Cellcom. DIC holds 41,77% stake of Cellcom, which ultimately holds 100% of Netvision.

The Company advises the Staff that the Company will update the table in future filings to clarify the above explanations.

2.
We have reviewed your responses to comments 4 and 6. Please tell us what consideration you have given to revising the conclusion that your disclosure controls and procedures were effective as of June 30, 2016.

In response to the Staff's comment, the Company advises the Staff that at the time of filing the amendment to the Form 20-F for the fiscal year ended June 30, 2016 on March 23, 2017, the Company assessed the impact that the inadvertent omission to include the separate financial statements of IDBD and New Lipstick in the Form 20-F/A had on the effectiveness of the Company’s disclosure controls and procedures and concluded that they were effective as of June 30, 2016.

The Company’s conclusion was based on the following:

a)
The Company had performed the significance analysis required by Rule 3-09 of Regulation S-X on a timely basis for all of its associates and had determined that the investments in IDBD and New Lipstick were not significant for its fiscal year ended June 30, 2016. Therefore, the Company was fully aware of the significance status of these associates at the time of the filing of the Form 20-F for the fiscal year ended June 30, 2016.
b)
The period over which the investment in IDBD was an associate was July 1 to October 11, 2015, and the investment was carried at fair value during that period. Therefore there was no direct relationship between any separate financial statements of the associate and the recorded value, rendering the separate financial statements as not meaningful to investors.
c)
The separate financial statements of IDBD for its fiscal year ended December 31, 2015 had already been prepared and filed publicly with the Tel Aviv Stock Exchange
d)
The investment in IDBD was significant for the Company’s fiscal year ended June 30, 2015. The separate financial statements of IDBD for its fiscal year ended December 31, 2014 had already been filed in the Company’s Form 20-F/A on March 16, 2016. Therefore, this information was already public with the SEC.
e)
The separate financial statements of New Lipstick were timely prepared and filed with the Form 20-F for the Company’s subsidiary, IRSA, on October 31, 2016.
f)
The Company’s Form 20-F for the year ended June 30, 2016 indicates that New Lipstick is an associate of the Company through its investment in IRSA
g)
The separate financial statements of New Lipstick can be easily located in IRSA’s Form 20-F for the year ended June 30, 2016 filed on October 31, 2016.

The Company respectfully advises the Staff that the Company has considered all of the elements set forth above at the time of filing the amendment to the Form 20-F for the fiscal year ended June 30, 2016 and concluded that despite the fact that the separate financial statements of IDBD and New Lipstick were inadvertently omitted, the Company’s disclosure controls and procedures were still effective as of June 30, 2016.

* * *
Please do not hesitate to contact me (212-455-3066) with any questions you may have regarding the above responses.

Very truly yours,

By: /s/ Jaime Mercado
Jaime Mercado

cc:
Matías Gaivironsky

Leonardo Magliocco
Carlos Martín Barbafina
David L. Williams